SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 4)*

                        CONSTELLATION ENERGY GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    210371100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                       MidAmerican Energy Holdings Company
--------------------------------------------------------------------------------
                            Attn: Douglas L. Anderson
                              1111 South 103 Street
                                    7th Floor
                              Omaha, NE 68124-1000
                                 (402) 231-1642
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                 Peter J. Hanlon
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  June 1, 2009
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                        ----------------------------
CUSIP No. 210371100
----------------------------                        ----------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            MIDAMERICAN ENERGY HOLDINGS COMPANY
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Iowa
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0  (See Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH               9      SOLE DISPOSITIVE POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0  (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

            0  (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES      [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%  (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                        ----------------------------
CUSIP No. 210371100
----------------------------                        ----------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            MEHC INVESTMENT, INC.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            South Dakota
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0  (See Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH               9      SOLE DISPOSITIVE POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0  (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

            0  (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES      [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%  (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                        ----------------------------
CUSIP No. 210371100
----------------------------                        ----------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            BERKSHIRE HATHAWAY INC.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0  (See Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH               9      SOLE DISPOSITIVE POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0  (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

            0  (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES      [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%  (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            HC, CO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                        ----------------------------
CUSIP No. 210371100
----------------------------                        ----------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            WARREN E. BUFFETT
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States citizen
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              0  (See Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH               9      SOLE DISPOSITIVE POWER

                                0  (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0  (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

            0  (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES      [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%  (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            HC, CO
----------- --------------------------------------------------------------------

This statement amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the U.S. Securities and Exchange Commission (the "SEC") on December 29, 2008, as amended by Amendments Nos. 1, 2 and 3 thereto previously filed with the SEC on January 22, 2009, February 9, 2009 and May 14, 2009, respectively (the "Schedule 13D"), relating to the shares of common stock, without par value (the "Common Stock"), of Constellation Energy Group, Inc., a Maryland corporation (the "Issuer"), with principal executive offices at 100 Constellation Way, Baltimore, Maryland 21202, and constitutes Amendment No. 4 to the Schedule 13D. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the
Schedule 13D. Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

     Items 5(a), 5(b), 5(c) and 5(e) of the Schedule 13D are hereby amended and restated in their entirety as set forth below:

     (a) As of the close of business on June 1, 2009, none of MEHC, MEHC Investment, Berkshire or Mr. Buffett beneficially owns any shares of Common Stock.

     Mr. Buffett may be deemed to control Berkshire, which controls MEHC. Berkshire owns 89.5% of the voting common stock of MEHC.

     None of the Reporting Persons nor to the knowledge of the Reporting Persons, any other person named in Annex A of the Schedule 13D, owns any shares of the Issuer other than as set forth herein.

     (b) As of the close of business on June 1, 2009, none of the Reporting Persons have sole or shared voting power or sole or shared dispositive power with respect to any shares of Common Stock.

     (c) Annex B hereto sets forth certain information with respect to all transactions in the Common Stock effected since May 13, 2009 by any of the Reporting Persons. All such transactions were sales effected in the open market, except for the sale by MEHC Investment, Inc. of 10,972,438 shares of Common Stock to Barclays Capital Inc. on June 1, 2009 (the "Barclays Transaction") for a purchase price of $27.25 per share. The Barclays Transaction was effected in a private transaction with a settlement date of June 4, 2009. The Barclays Transaction is not subject to any conditions and it is the understanding of the parties to such transaction that none of the Reporting Persons will vote any of the shares covered by such transaction at any time before such settlement date.

     (e) The Reporting Persons each ceased to be the beneficial owner of more than five percent of the Common Stock on June 1, 2009.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 5(c) above for a description of the Barclays Transaction.

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 2009


                                 MidAmerican Energy Holdings Company


                                 By: /s/  Douglas L. Anderson
                                     -------------------------------------------
                                     Name:   Douglas L. Anderson
                                     Title:  Attorney-in-Fact



                                 MEHC Investment, Inc.


                                 By: /s/  Douglas L. Anderson
                                     -------------------------------------------
                                     Name:   Douglas L. Anderson
                                     Title:  Attorney-in-Fact




                                 Berkshire Hathaway Inc.


                                 By: /s/  Douglas L. Anderson
                                     -------------------------------------------
                                     Name:   Douglas L. Anderson
                                     Title:  Attorney-in-Fact




                                 Warren E. Buffett


                                 By: /s/  Douglas L. Anderson
                                     -------------------------------------------
                                     Name:   Douglas L. Anderson
                                     Title:  Attorney-in-Fact



                                                Annex B

                        (Transactions by the Reporting Persons in Common Stock)

---------------------------- ------------------------- ----------------------- -------------------------
     Reporting Person                  Date                    Shares              Price Per Share
---------------------------- ------------------------- ----------------------- -------------------------
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment               5/19/2009                  18,297                    $26.08
---------------------------- ------------------------- ----------------------- -------------------------
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment               5/20/2009                   700                      $26.03
---------------------------- ------------------------- ----------------------- -------------------------
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment               5/26/2009                 104,600                    $26.10
---------------------------- ------------------------- ----------------------- -------------------------
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment               5/27/2009                 127,300                    $26.20
---------------------------- ------------------------- ----------------------- -------------------------
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment               5/28/2009                 246,600                    $26.34
---------------------------- ------------------------- ----------------------- -------------------------
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment               5/29/2009                 874,589                    $27.02
---------------------------- ------------------------- ----------------------- -------------------------
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                6/1/2009                 131,630                    $27.53
---------------------------- ------------------------- ----------------------- -------------------------
---------------------------- ------------------------- ----------------------- -------------------------
      MEHC Investment                6/1/2009                10,972,438                  $27.25
---------------------------- ------------------------- ----------------------- -------------------------